Schedule a

Funds

(as of October 20, 2022)

Series	ANNUAL RATE OF AVERAGE DAILY NET ASSETS	EFFECTIVE DATE
First Trust Lunt U.S. Factor Rotation ETF	0.65%	July 20, 2018
FT Cboe Vest Gold Strategy Target Income ETF	0.85%	January 15, 2021
FT Cboe Vest Gold Strategy Quarterly Buffer ETF	0.90%	February 24, 2021
First Trust Growth Strength ETF	0.60%	October 20, 2022
First Trust Indxx Advanced Aerospace & Defense ETF	0.60%	October 20, 2022